As filed with the Securities and Exchange Commission on February 2, 2010

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9F
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

CORRIENTE RESOURCES INC.
(Name of Subject Company)
British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)
CORRIENTE RESOURCES INC.
(Name of Persons Filing Statement]
Common Shares, Without Par Value
(Title of Class of Securities)
22027E409
(CUSIP Number of Class of Securities (if applicable))
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of person(s) authorized to receive notices and communications on behalf of persons filing this statement)
with copies to:

Christopher W. Morgan	Marion Shaw
Skadden, Arps, Slate, Meagher	Bull, Housser & Tupper LLP
& Flom LLP	3000 Royal Centre, PO Box 11130
222 Bay Street, Suite 1750	1055 West Georgia Street
Toronto, Ontario, Canada M5K 1J5	Vancouver, B.C., Canada V6E 3R3
(416) 777-4700	(604) 641-4922

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1.   Home Jurisdiction Documents
Document 1: Directors’ Circular, dated February 1, 2010, of Corriente Resources Inc.
Item 2. Informational Legends
See “Notice to Non-Canadian Shareholders” on the outside front cover of the Directors’ Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult with your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

DIRECTORS’ CIRCULAR

recommending

ACCEPTANCE

of the Offer by

CRCC — TONGGUAN INVESTMENT (CANADA) CO., LTD.,

a wholly-owned direct subsidiary of

CRCC — TONGGUAN INVESTMENT CO., LTD.,

which is jointly owned by

TONGLING NONFERROUS METALS GROUP HOLDINGS CO., LTD.

and

CHINA RAILWAY CONSTRUCTION CORPORATION LIMITED

to purchase all of the outstanding common shares of

CORRIENTE RESOURCES INC.

on the basis of

$8.60 IN CASH FOR EACH COMMON SHARE

DIRECTORS’ RECOMMENDATION

THE BOARD OF DIRECTORS OF CORRIENTE RESOURCES INC.  UNANIMOUSLY RECOMMENDS THAT HOLDERS OF COMMON SHARES ACCEPT THE OFFER AND DEPOSIT THEIR COMMON SHARES TO THE OFFER.

February 1, 2010

NOTICE TO NON-CANADIAN SHAREHOLDERS

The Offer is made for the securities of a Canadian issuer and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States and other non-Canadian jurisdictions. The financial statements of Corriente are prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States and other non-Canadian companies. The enforcement by Shareholders of civil liabilities under United States federal securities laws or under the laws of other non-Canadian jurisdictions may be affected adversely by the fact that Corriente is incorporated under the laws of British Columbia, that its officers and directors are residents of Canada, and that all or a substantial portion of its assets are located in Ecuador.

February 1, 2010

Dear Shareholder:

Re: Take-Over Bid by CRCC — Tongguan Investment (Canada) Co., Ltd.

Enclosed with this directors’ circular is an offer (the “Offer”) from CRCC — Tongguan Investment (Canada) Co., Ltd. (the “Offeror”), a company jointly owned indirectly by Tongling Nonferrous Metals Group Holdings Co., Ltd. and China Railway Construction Corporation Limited, to purchase all of the common shares (the “Shares”) of Corriente Resources Inc. (“Corriente”), including all Shares that may become issued upon the exercise of options issued under Corriente’s stock option plan, at a price of $8.60 in cash per Share. The Board of Directors of Corriente unanimously recommends that you ACCEPT the Offer and DEPOSIT your Shares under the Offer.

The Board of Directors, assisted by its financial and legal advisors, has carefully considered all aspects of the Offer, including the factors described in the enclosed directors’ circular, and has concluded that the Offer is in the best interests of Corriente and fair to its shareholders. In reaching its conclusions, the Board of Directors took into account the following significant considerations, among others:

•	after exploring an extensive range of strategic alternatives and approaching other potential partners and purchasers, Corriente regards the Offer as the best available means to maximize shareholder value;

•	the Offeror’s acquisition of Corriente will eliminate for shareholders the risks and uncertainties associated with the development of Corriente’s copper-gold projects in Ecuador;

•	the price offered by the Offeror is significantly higher than the market price of the Shares. The Offer price represents a premium of approximately 27% over the average trading price of the Shares on the Toronto Stock Exchange (the “TSX”) for the 30 trading days prior to and including December 24, 2009, the last trading day on the TSX preceding the announcement by Corriente that it had entered into a support agreement with respect to the Offer;

•	the opinion provided to the Board of Directors by CIBC World Markets Inc. that the consideration offered to holders of Shares pursuant to the Offer is fair, from a financial point of view, to the holders of Shares;

•	the terms and conditions of the Offer, including the ability of the Board of Directors to respond, in accordance with its fiduciary duties, to certain unsolicited proposals that are superior to the Offer;

•	no material competition or other regulatory issues that would prevent its completion are expected to arise in connection with the Offer; and

•	all of the officers and directors of Corriente and key members of management of Corriente’s Ecuador operations, who collectively own Shares representing approximately 13.2% of the issued and outstanding Shares on a fully-diluted basis, have entered into lock-up agreements with the Offeror under which they have agreed, subject to the terms and conditions of such agreements, to deposit all of their Shares under the Offer.

I urge you to read the enclosed material carefully. If you have any questions about the Offer, please contact Corriente or the Information Agent at the telephone numbers listed on the back page of this directors’ circular.

Sincerely,

(Signed) Anthony F. Holler,
Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Directors’ Circular are forward-looking information (within the meaning of Canadian securities laws) and forward-looking statements (collectively “Forward-Looking Statements”), and are prospective in nature. Forward-Looking Statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the Forward-Looking Statements. Often, but not always, Forward-Looking Statements can be identified by the use of forward-looking words such as “plans”, “is expected”, “is subject to”, “estimates”, “forecasts”, “intends, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such Forward-Looking Statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Corriente to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Statements. Important factors that could cause actual results to differ materially from the expectations of Corriente include, among other things: general economic conditions, whether competing offers or other transactions emerge, whether the conditions to the Offer or any other proposed transaction are satisfied, the need for regulatory approvals, political instability or changes in applicable laws, and other factors discussed herein as well as those factors discussed in the sections entitled “Risk Factors” in Corriente’s annual information form and Form 40-F annual report as filed with the applicable Canadian and U.S. securities regulators and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively.

Although Corriente has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in these Forward-Looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-Looking Statements. Corriente does not undertake any obligation to release publicly any revisions to these Forward-Looking Statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law (including U.S. federal securities laws).

CURRENCY

All dollar references in this Directors’ Circular are in Canadian dollars, unless otherwise indicated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

Corriente is a reporting issuer or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Quebec and Ontario in Canada and files its continuous disclosure documents and other documents with the Canadian securities regulatory authorities in those provinces and with the U.S. Securities and Exchange Commission. Corriente’s continuous disclosure documents are available on SEDAR and on EDGAR.

GLOSSARY

In this Directors’ Circular, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by the Support Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than the Offeror or any of its Affiliates) made after December 28, 2009 relating to: (a) any acquisition or sale, direct or indirect, of: (i) the assets of Corriente and/or one or more of the Corriente Subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Corriente and the Corriente Subsidiaries taken as a whole; or (ii) 20% or more of any voting or equity securities of Corriente or any of the Corriente Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Corriente and the Corriente Subsidiaries; (b) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Corriente; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Corriente or any of the Corriente Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Corriente and the Corriente Subsidiaries;

“Additional Lock-Up Agreements” means the lock-up agreements dated January 29, 2010 between CT Holdco and each of the Additional Locked-Up Shareholders;

“Additional Locked-Up Shareholders” means, collectively, Warren McLean, Darryl Lindsay, Ian Harris, Skott Mealer and Leonardo Elizalde, each being an employee of Corriente or a Corriente Subsidiary, beneficially owning in aggregate 988,900 Shares (including Shares issuable on the exercise of Options) representing approximately 1.25% of the Shares on a fully-diluted basis;

“Alternative Transaction” means another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or an Offeror Affiliate would effectively acquire all of the Shares or all or substantially all of the assets of Corriente within approximately the same time periods and on economic terms and other terms and conditions (including tax treatment) and having consequences to Corriente and its Shareholders that are equivalent to or better than those contemplated by the Support Agreement;

“Affiliate” means, with respect to any person, any other person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such person, and includes any person in like relation to an Affiliate; “control” as used with respect to any person, means the possession, directly or indirectly, of the power, in fact, to appoint the directors, management committee or similar managing body of such person through the ownership of voting securities;

“associate” has the meaning ascribed thereto in the BCSA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“BCSA” means the Securities Act (British Columbia), as amended;

“BNP Paribas” means BNP Paribas Capital (Asia Pacific) Limited;

“Board of Directors” means the board of directors of Corriente;

“Business Day” means any day (other than a Saturday or a Sunday), on which commercial banks located in Toronto, Ontario, Vancouver, British Columbia and Beijing, China are open for the conduct of business;

“Canaccord” means Canaccord Financial Ltd.;

“CIBC” means CIBC World Markets Inc.;

“Citi” means Citigroup Global Markets Inc.;

“Concession” means a mining concession held by Corriente or a Corriente Subsidiary;

“Confidentiality Agreement” means the confidentiality agreement dated April 2, 2008 between Corriente and Tongling;

“Compulsory Acquisition” means the acquisition described in Section 2.10(a) of the Support Agreement whereby, if, within four months after the making of the Offer, the Offer has been accepted by persons who, in the aggregate, hold at least 90% of the outstanding Shares as at the Expiry Time, excluding Shares held on the date of the Offer by, or by a nominee for, an “affiliate” (as defined in the BCBCA) of the Offeror, the Offeror may acquire the remainder of the Shares pursuant to Section 300 of the BCBCA;

v

“Contemplated Transactions” means the Offer, the take-up of, and payment for, Shares by the Offeror pursuant to the Offer, the transactions contemplated by the Lock-Up Agreements, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any Alternative Transaction;

“Corriente” means Corriente Resources Inc., a corporation existing under the laws of the Province of British Columbia, Canada;

“Corriente Reimbursement Payment Event” has the meaning ascribed to it below under “Support Agreement — Termination of Support Agreement”;

“Corriente Subsidiary” means a “subsidiary” (within the meaning of the BCSA) of Corriente;

“Corriente Termination Event” has the meaning ascribed to it below “Support Agreement — Termination of Support Agreement”;

“CRCC” means China Railway Construction Corporation Limited, a company existing under the laws of the People’s Republic of China;

“CT Holdco” means CRCC — Tongguan Investment Co., Ltd., a company existing under the laws of the People’s Republic of China;

“Diligence Period” means a period of no more than seven calendar days;

“Directors” means the members of the Board of Directors being, as of the date of this Directors’ Circular, Richard Clark, Anthony Holler, Ross McDonald, Dale Peniuk, Kenneth Shannon and David Unruh;

“Directors’ Circular” means this directors’ circular dated February 1, 2010;

“Ecuador Approvals” means any filings with, applications to, or consents or approvals from, the Ministry of Non-Renewable Natural Resources, the Ministry of the Environment or any other Governmental Entity in the Republic of Ecuador;

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system, available to the public at www.sec.gov;

“Expiry Time” means 5:00 p.m. (Vancouver time) on March 25, 2010, or such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“Fairness Opinion” means the fairness opinion of CIBC, attached as Schedule “A” to this Directors’ Circular;

“fully-diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all Options, whether vested or unvested, were exchanged or exercised for Shares (whether or not the exchange or exercise of such Options is subject to conditions);

“GAAP” means generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants;

“Governmental Entity” means any: (a) supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing; (b) self-regulatory organization or stock exchange, including the TSX and the NYSE; (b) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (d) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities;

“Laws” means international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, or other requirements of any Governmental Entity having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lock-Up Agreements” means the lock-up agreements dated December 28, 2009 between CT Holdco and each of the Locked-Up Shareholders;

“Locked-Up Shareholders” means, collectively, Daniel Carriere, Richard Clark, Anthony Holler, Darryl Jones, Ross McDonald, Dale Peniuk, Kenneth Shannon and David Unruh, each being a director or officer of Corriente, beneficially owning in aggregate 9,429,541 Shares (including Shares issuable on the exercise of Options) representing approximately 12% of the Shares on a fully-diluted basis;

“Macquarie” means Macquarie Capital (Hong Kong) Limited;

“Material Adverse Effect” means any fact or state of facts, circumstance, change, event, effect or occurrence that is, or would reasonably be expected to be, material and adverse to (a) the business, properties, assets, liabilities (absolute, accrued or contingent and including any liability that may arise through outstanding, pending or threatened litigation), capitalization, financial condition, operations or prospects of Corriente and the Corriente Subsidiaries on a consolidated basis, or (b) the ability of Corriente and the Corriente Subsidiaries to own, explore, develop or exploit all or substantially all of the Properties or Mineral Rights after the time at which persons designated by the Offeror represent a majority of the directors of the Board of Directors, other than in either case any fact or state of facts, circumstance, change, event, effect or occurrence relating to:

(i)	a change in the market trading price of the Shares related to the announcement of the entering into of the Support Agreement;

(ii)	general economic, financial, currency exchange or securities market conditions in Canada or the United States;

(iii)	any change in the market price for copper or other natural resources;

(iv)	the global mining industry in general;

(v)	any natural disaster;

(vi)	any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; or

(vii)	any generally applicable change in applicable Laws (other than (A) applicable Laws of Ecuador, (B) orders, judgments or decrees against Corriente or a Corriente Subsidiary and (C) Laws having a confiscatory or expropriatory effect) or in GAAP;

provided, however, that the change, event, effect or occurrence referred to in clause (ii), (iii), (iv), (v), (vi) or (vii) above does not primarily relate to (or have the effect of primarily relating to) Corriente or a Corriente Subsidiary or disproportionately adversely affect the Corriente or a Corriente Subsidiary relative to comparable companies;

“Mineral Rights” means mineral interests, mineral rights and mining titles (including Concessions, claims and licences);

“Minimum Tender Condition” means there will have been validly tendered to the Offer and not withdrawn at the Expiry Time that number of Shares which constitutes at least 66 2/3% of the Shares outstanding calculated on a fully-diluted basis;

“NYSE” means the New York Stock Exchange — AMEX;

“Offer” means the offer made by the Offeror by way of a take-over bid for all of the outstanding Shares for the Offer Price, upon the terms and subject to the conditions set forth in the offer to purchase and accompanying Offeror’s Circular;

“Offer Price” means $8.60 in cash per Share;

“Offeror” means CRCC — Tongguan Investment (Canada) Co., Ltd., a company existing under the laws of the Province of British Columbia, Canada;

“Offeror Reimbursement Payment Event” has the meaning ascribed to it below under “Support Agreement —Termination of Support Agreement”;

“Offeror Termination Payment Event” has the meaning ascribed to it below under “Support Agreement —Termination of Support Agreement”;

“Offeror’s Circular” means the take-over bid circular related to the Offer dated February 1, 2010;

“Offeror Affiliate” means any Affiliate of the Offeror;

“Option Plan” means the incentive stock option plan of Corriente amended and restated as of April 18, 2006 and approved by the Shareholders on May 28, 2009;

“Options” means the outstanding options to acquire Shares under the Option Plan;

“PRC Approvals” means any filings with, applications to or consents or approvals from, Governmental Entities in the People’s Republic of China, including, the Ministry of Commerce, the National Development Reform Commission, the

State Administration of Foreign Exchange, the State-owned Assets Supervision and Administration Commission, and equivalent authorities in the Province of Anhui;

“Property” means Corriente’s real property, including surface rights;

“Representative” means, collectively, in respect of a person, (a) its directors, officers and any financial advisor, law firm, accounting firm or other professional firm retained to assist the person in connection with the Contemplated Transactions, and (b) the person’s Affiliates and the directors and officers thereof;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, available to the public at www.sedar.com;

“Shares” means the common shares of Corriente;

“Shareholders” means, collectively, the holders of Shares;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Subsequent Acquisition Transaction” means the acquisition by the Offeror of the balance of the Shares by way of a statutory arrangement, amalgamation, amendment to articles, reorganization, consolidation, recapitalization or other type of acquisition transaction or transactions carried out for consideration per Share not less than the Offer Price;

“Superior Proposal” has the meaning ascribed to it below under “Support Agreement — Ability of Corriente to Accept a Superior Proposal and the Offeror’s Right to Match”;

“Support Agreement” means the acquisition support agreement made as of December 28, 2009 among Corriente, CT Holdco, CRCC, and Tongling, as may be amended from time to time;

“Termination Payment” means a cash payment in an amount equal to $20,000,000;

“Tongling” means Tongling Nonferrous Metals Group Holdings Co., Ltd.; and

“TSX” means the Toronto Stock Exchange.

Words importing the singular include the plural and vice versa and words importing any gender include both genders.

THE OFFER

This Directors’ Circular is issued by the Board of Directors in connection with the Offer made by the Offeror to purchase all of the issued and outstanding Shares of Corriente, including those Shares issued after the date of the Offer but before the Expiry Time on the exercise of outstanding Options. The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, the Offeror, CT Holdco, Tongling and CRCC are set out in the Offer, the Offeror’s Circular, which accompanies and forms part of the Offer, and the letter of transmittal and the notice of guaranteed delivery which accompany the Offer. The consideration under the Offer consists of $8.60 in cash per Share. See the section entitled “Support Agreement” herein. The Offer was made pursuant to the terms of the Support Agreement and will be open for acceptance until the Expiry Time. Reference should be made to the Offer and the Offeror’s Circular for complete details of the terms and conditions of the Offer.

THE OFFEROR

Information herein relating to the Offeror, CT Holdco, Tongling and CRCC has been derived from the Offeror’s Circular. While the Board of Directors has no reason to believe that such information is inaccurate or incomplete, the Board of Directors does not assume any responsibility for the accuracy or completeness of such information. Reference should be made to the Offeror’s Circular for further information relating to the Offeror, CT Holdco, Tongling and CRCC.

Tongling is a state-owned corporation existing under the laws of the People’s Republic of China. It is an integrated mining conglomerate, primarily engaged in copper mining, mineral processing, smelting and refining and copper products processing, as well as trade, scientific research and design, machine building, construction and installation, shaft and drift construction and other businesses. One of Tongling’s subsidiaries, listed on the Shenzhen Stock Exchange, has a current market capitalization of approximately US$3.4 billion. The address of the principal place of business and office of Tongling is Changjiang West Road, Tongling 244001, Anhui Province, People’s Republic of China.

CRCC is a state-controlled, public corporation existing under the laws of the People’s Republic of China. It is a large integrated construction enterprise, the activities of which include construction, survey, design and consultancy, manufacturing, logistics and goods and materials trade, capital investment operations and real estate development. The shares of CRCC are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, with a current market capitalization of approximately US$15.4 billion. The address of the principal place of business and office of CRCC is No. 40, Fuxing Road, Beijing 100855, People’s Republic of China.

CT Holdco is jointly owned by Tongling and CRCC. Each of Tongling and CRCC directly owns 50% of CT Holdco’s equity. CT Holdco was incorporated under the laws of the People’s Republic of China on December 10, 2009. CT Holdco has not carried on any material business or activity prior to the date hereof other than in connection with matters directly related to the Offer. The address of the registered and principal office of CT Holdco is Economic and Technological Development Zone, Tongling 244000, Anhui Province, People’s Republic of China.

The Offeror is a direct wholly-owned subsidiary of CT Holdco. The Offeror was incorporated under the laws of British Columbia on December 30, 2009 and has not carried on any material business prior to the date hereof other than in connection with matters directly related to the Offer. The head office and the registered and records office of the Offeror is 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1B3.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors has carefully considered the terms of the Offer, the advice of its financial and legal advisors, the Fairness Opinion and additional matters and has determined unanimously that the Offer is in the best interests of Corriente and fair to its Shareholders. The Board of Directors has unanimously resolved to recommend that Shareholders ACCEPT the Offer and DEPOSIT their Shares under the Offer.

BOARD OF DIRECTORS’ RECOMMENDATION

The Board of Directors of Corriente unanimously recommends that Shareholders
ACCEPT the Offer and DEPOSIT their Shares Under the Offer.

Shareholders should consider the terms of the Offer carefully and should come to their own decision as to whether to accept the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their own investment dealer, stockbroker, bank manager, lawyer or other professional advisor. Shareholders are advised that acceptance of the Offer may have tax consequences and they should consult their own professional tax advisors.

All of the officers and directors of Corriente and certain members of management of Corriente’s Ecuador operations, who collectively own Shares (including Shares issuable on the exercise of Options) representing approximately 13.2% of the issued and outstanding Shares on a fully-diluted basis, have entered into lock-up agreements with the Offeror under which they have agreed, subject to the terms and conditions of such agreements, to deposit all of their Shares under the Offer. See the sections entitled “Lock-Up Agreements” and “Additional Lock-Up Agreements” herein.

Shareholders wishing to accept the Offer should refer to the Offeror’s Circular and the accompanying letter of transmittal and the notice of guaranteed delivery and complete the required documents carefully.

In addition, any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise such Options in order to obtain certificates representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates representing the Shares received on such exercise available for deposit at or prior to such time, or in sufficient time to comply with the procedures referred to in the Offeror’s Circular, or otherwise comply with the procedures established by Corriente and the Offeror.

Enquiries concerning the information in this Directors’ Circular should be directed to Corriente or the Information Agent at the telephone numbers listed on the back page of this Directors’ Circular.

REASONS FOR RECOMMENDATION

The Board of Directors has carefully considered all aspects of the Offer and taken advice from its financial and legal advisors. In determining unanimously that the Offer is in the best interests of Corriente and fair to its Shareholders and in determining to recommend the Offer to Shareholders, the Board of Directors considered a number of factors, including the following:

•	The Offer is the Best Available Means to Maximize Value for Shareholders. Since January 31, 2008, the date Corriente announced that it had engaged Citi and Canaccord to initiate an international process to indentify a potential majority partner for Corriente’s Panantza — San Carlos project, Corriente’s senior management, with direction and oversight by the Board of Directors, has explored an extensive range of strategic alternatives and made approaches to a number of potential purchasers in order to maximize value for Shareholders. Through that process, the Offer has emerged as the strategic alternative that provides the highest Shareholder value with the lowest completion risks. See the section entitled “Background to the Offer” herein.

•	Review of Corriente, the Mining Industry and Market Conditions. The Offeror’s acquisition of Corriente will eliminate for Shareholders the risks and uncertainties associated with the development of Corriente’s copper-gold projects in Ecuador, which would impose an untenable burden on Corriente’s capital resources.

•	The Offer Price Represents an Attractive Premium. The historical and recent trading prices of the Shares, including the fact that the price offered by the Offeror represents a premium of approximately 27% to the average trading price of the Shares on the TSX for the 30 trading days prior to and including December 24, 2009, the last trading day on the TSX preceding the announcement by Corriente that it had entered into the Support Agreement.

•	Fully-Financed Cash Offer. The Offer is an all-cash offer for which the Offeror has committed funding. The Offer provides Shareholders with certainty of value and liquidity.

•	Low Execution Risk. There are no material competition, anti-trust or other regulatory issues which are expected to arise in connection with the Offer that would prevent its completion, and all required regulatory clearances and approvals, including those required to be obtained from Chinese government entities, are expected to be obtained. The Offer is subject to conditions that are in line with similar transactions in the mining industry.

•	Fairness Opinion of CIBC. The Fairness Opinion of CIBC dated as of December 28, 2009 to the effect that, as of such date and subject to the assumptions, limitations and qualifications contained therein, the consideration offered pursuant to the Offer is fair, from a financial point of view, to the Shareholders. The written Fairness Opinion of CIBC is attached as Schedule “A” to this Directors’ Circular. See the section entitled “Fairness Opinion” herein.

•	Agreements of Locked-Up Shareholders. All of the officers and directors of Corriente and key members of management of Corriente’s Ecuador operations, who collectively own Shares (including Shares issuable on the exercise of Options) representing approximately 13.2% of the issued and outstanding Shares on a fully-diluted basis, have entered into Lock-Up Agreements with the Offeror under which they have agreed to deposit their Shares, subject to the terms and conditions of such agreements, to the Offer. See the sections entitled “Lock-Up Agreements” and “Additional Lock-Up Agreements” herein.

•	Support of Corriente Sought for the Offer. Tongling and CRCC sought Corriente’s support for the Offer on the terms set out in the Support Agreement. See the section entitled “Support Agreement” herein.

•	Ability to Respond to Superior Proposals. Under the Support Agreement, the Board of Directors maintains the ability to consider and respond, in accordance with its fiduciary duties, to unsolicited proposals that are or would reasonably be expected to be more favourable, from a financial point of view, than the Offer. The terms of the Support Agreement, including the termination fee payable to the Offeror in connection with a termination of the Support Agreement in certain circumstances, are reasonable in the circumstances. See the section entitled “Support Agreement” herein.

The above discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive, but addresses the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. In addition, individual members of the Board of Directors may have given differing weights to different factors. The conclusion and recommendations of the Board of Directors were made after considering the totality of the information and factors involved.

BACKGROUND TO THE OFFER

On January 31, 2008, Corriente announced that it had engaged Citi and Canaccord to initiate an international process to identify a potential majority partner for Corriente’s Panantza-San Carlos project.

In early 2008, 49 potential acquirors were contacted, of which 11 executed confidentiality agreements, including Tongling in April 2008. Companies that conducted due diligence were given access to an electronic data room containing information relevant to Corriente’s business, operations and properties.

During the course of discussions with potential partners, it became clear that various parties were interested in investing in Corriente’s entire package of assets in Ecuador; accordingly, discussions were expanded to encompass the possible sale of the entire company.

On April 18, 2008, Ecuador’s Constitutional Assembly adopted a Mining Mandate, which included an immediate suspension of activities on all mining concessions in Ecuador while new mining legislation was prepared.

From May 18 to 20, 2008, senior officers of Corriente visited Tongling’s offices in Anhui Province, China. During this visit, Corriente and Tongling discussed a potential transaction between Tongling and Corriente, and Tongling indicated its preference for an acquisition of 100% of the Shares. In these meetings, Corriente gave a detailed presentation to Tongling on its Mirador Project and Panantza-San Carlos Project in Ecuador, as well as an update on the latest political and legal developments in Ecuador. Both parties agreed to continue their discussions on a possible transaction and agreed that a site visit to Ecuador should be organized.

By the end of August 2008, four potential buyers, including Tongling, had completed site visits. Subsequent industry and world economic events and ongoing political challenges in Ecuador caused potential buyer interest to deteriorate and, by October 2008, only Tongling continued to express interest in further exploring an acquisition.

In December 2008, Corriente entered into a period of exclusivity, which was to expire in March 2009, for the negotiation with Tongling of the sale of Corriente.

In January 2009, Ecuador’s new Mining Law was enacted, but the Regulations to it had not yet been published.

In March 2009, Corriente announced that all suspensions of its mining activities in Ecuador had been lifted and it was authorized to resume its field operations.

In March 2009, Tongling informed Corriente that Tongling and CRCC were considering combining their resources to make a joint proposal to Corriente. As CRCC was new to the process, timing for a potential proposal was delayed to allow CRCC to conduct its own due diligence, which included a site visit to Corriente’s primary Ecuador resource projects and meetings with senior Ecuador government officials. After March 31, 2009, the parties reached an informal understanding that the parties would continue discussions regarding a possible transaction on an exclusive basis.

On April 16 and 17, 2009, senior officers of Corriente visited the offices of CRCC in Beijing, and Tongling and CRCC and Corriente held in-depth discussions and agreed to work together to further advance the transaction.

In September 2009, in light of the significantly improved copper market and political situation in Ecuador and the failure of Tongling/CRCC to submit an offer, Corriente re-contacted 22 potential acquirors. Of those, three entered into confidentiality agreements and two indicated that they would continue to evaluate the opportunity but declined to enter into confidentiality agreements at that time. In September and October 2009, concurrently with the strategic acquisition discussions, Corriente management had discussions with another party regarding possible partnership and/or asset swap opportunities.

In November 2009, President Correa signed the Regulations to the new Mining Law that was enacted earlier in the year. Also in November, Corriente received formal notification from Ecuador’s Ministry of Non-Renewable Natural Resources that Corriente was in full compliance with applicable legislation and is authorized to restart all advance development work on the Mirador project.

On December 5, 2009, Tongling and CRCC’s financial advisor BNP Paribas contacted Corriente to advise that Tongling and CRCC had completed their internal approval process and requested a meeting in Beijing on December 11 to negotiate the sale of Corriente. Corriente delivered a written response that indicated, among other points, the need for a non-binding indication of interest so that the Board of Directors could determine whether to engage in negotiations and, following negotiations, an appropriate period of time for Corriente to engage an independent financial advisor to render a fairness opinion. On December 7, 2009, Tongling and CRCC delivered a written non-binding indication of interest, which included a minimum proposed price per Share of $7.00 and requested an exclusivity period and face-to-face negotiations.

On December 8, 2009, Corriente delivered a written response confirming its willingness to enter into a brief exclusivity period and to commence negotiations. The parties subsequently agreed on an exclusivity period from December 15 to 29, 2009.

From December 14 to December 17, 2009, management of Corriente, along with Citi and Bull, Housser & Tupper LLP, its financial and legal advisors respectively, met with management of Tongling and CRCC, along with their financial advisors, BNP Paribas and Macquarie, and legal advisers, Davies Ward Phillips & Vineberg LLP, in Hong Kong. After extensive negotiations, the parties agreed that negotiations would proceed on the basis of a price of $8.60 per Share. The parties continued to negotiate a support agreement that set out the terms of the proposed transaction, including representations, warranties, conditions and transaction protection measures.

On December 17, 2009, the Board of Directors met to consider whether to approve Corriente entering into the proposed Support Agreement and to receive the advice in that regard of Citi, Bull, Housser & Tupper LLP and CIBC. Citi and management of Corriente made presentations to the Board of Directors on the strategic review process that had been undertaken, the terms of the proposed Support Agreement and the alternatives available to Corriente. Management of Corriente discussed the process they undertook to solicit strategic alternatives and to negotiate the Offer. Management of Corriente also discussed the ability of Corriente to deliver comparable value to its Shareholders through an alternate business plan. At that meeting, CIBC provided the Board of Directors with an independent financial analysis of the Offer and advised the Board of Directors that, as of that date and subject to certain assumptions, qualifications and limitations, in its opinion, the consideration offered pursuant to the proposed Offer was fair, from a financial point of view, to the Shareholders. As noted below, CIBC’s advice concerning the fairness of the consideration offered was subsequently formalized in the Fairness Opinion. After a lengthy discussion, the Board of Directors unanimously determined that the proposed Support Agreement was in the best interests of Corriente and fair to its Shareholders and resolved to approve the proposed Support Agreement, with such changes as were approved by the Chief Executive Officer in consultation with the Chairman, and to recommend that Shareholders accept the Offer.

On December 23, 2009, CRCC wrote Corriente to request further negotiations. Corriente responded in writing that it was only willing to sign, on or before the expiry of the exclusivity agreement on December 29, the form of support agreement negotiated in Hong Kong.

Further discussions involving the parties and their respective counsel took place from December 25 to 28, 2009. On December 28, 2009, the Support Agreement, with changes as approved by the Chief Executive Officer in consultation with the Chairman, and the Lock-Up Agreements were executed and each of Corriente and CRCC issued a news release announcing their execution.

FAIRNESS OPINION

Pursuant to an engagement agreement dated December 9, 2009, Corriente engaged CIBC to provide the Board of Directors with its opinion as to the fairness to the Shareholders of the consideration to be offered in any transaction that was ultimately negotiated with Tongling and CRCC. On December 17, 2009, CIBC provided the Board of Directors with its oral opinion to the effect that, as of that date and subject to certain assumptions, qualifications and limitations, the consideration offered pursuant to the Offer was fair, from a financial point of view, to the Shareholders. CIBC subsequently delivered to the Board of Directors its written Fairness Opinion. The full text of the Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Schedule “A” to this Directors’ Circular. The summary of the Fairness Opinion in this Directors’ Circular is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not a recommendation as to whether or not Shareholders should deposit their Shares under the Offer. The Fairness Opinion was one of a number of factors taken into consideration by the Board of Directors in making their unanimous determinations that the Offer is in the best interests of Corriente and fair to its Shareholders and to recommend that Shareholders deposit their Shares under the Offer.

The Board of Directors urges Shareholders to read the Fairness Opinion in its entirety. See Schedule “A” to this Directors’ Circular.

Neither CIBC nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the BCSA) of Corriente, the Offeror, CT Holdco, Tongling, CRCC, or any of their respective associates or affiliates. CIBC has not been engaged to provide any financial advisory services nor has it participated in any financings involving Corriente, the Offeror, CT Holdco, Tongling or CRCC, or any of their respective associates or affiliates, within the past two years other than the services provided under its engagement agreement. There are no understandings, agreements or commitments between CIBC and Corriente, the Offeror, Tongling or CRCC, or any of their respective associates or affiliates with respect to any future business dealings.

Pursuant to the terms of its engagement letter with Corriente, CIBC is to be paid a fee for its services as financial advisor, including a fee for the Fairness Opinion. Corriente has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses incurred in connection with the engagement and to indemnify CIBC against certain liabilities.

CIBC was not engaged to, and did not, take any role in the value-maximization process undertaken by Corriente with the assistance of Citi and Canaccord over the past two years. CIBC was engaged solely as an independent advisor to the Board of Directors. Its fee for the provision of the Fairness Opinion is neither contingent on the consummation of a transaction nor dependent on the conclusions reached by CIBC.

SUPPORT AGREEMENT

The following is a summary of certain provisions of the Support Agreement. It does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a copy of which was filed with the applicable Canadian and U.S. securities regulators on December 31, 2009 and is available on SEDAR and on EDGAR.

CT Holdco, Tongling, CRCC and Corriente entered into the Support Agreement dated December 28, 2009 pursuant to which, among other things, subject to the conditions set out therein, CT Holdco agreed to make, and Tongling and CRCC agreed to cause CT Holdco to make, the Offer, and Corriente agreed to support the Offer and not to solicit any competing acquisition proposals. On January 25, 2010, CT Holdco assigned to the Offeror substantially all of CT Holdco’s rights, and the Offeror assumed substantially all of CT Holdco’s obligations, under the Support Agreement, provided that CT Holdco will remain responsible for all of the Offeror’s obligations under the Support Agreement.

The Offer

The Offeror has agreed to make the Offer on the terms and conditions set out in the Support Agreement, as described in the Offer. In addition, Tongling and CRCC have on a joint and several basis unconditionally and irrevocably covenanted to cause the due and punctual performance by the Offeror of each and every obligation of the Offeror arising under the Support Agreement. The only conditions to which the Offer is subject are those described in Section 4 of the Offer entitled “Conditions of the Offer”.

The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror does not, without the prior consent of Corriente: (a) increase the Minimum Tender Condition; (b) modify or waive the Minimum Tender Condition to permit it to acquire less than 50.01% of the Shares outstanding (calculated on a fully-

diluted basis); (b) impose additional conditions to the Offer; (c) decrease the Offer Price; (d) decrease the number of Shares in respect of which the Offer is made; (e) change the form of consideration payable under the Offer (other than to increase the total consideration per Share); or (f) modify any other condition to the Offer (which for greater certainty does not include a waiver of a condition) in a manner that is adverse to the Shareholders.

If the Offeror modifies or waives the Minimum Tender Condition on a date that is fewer than 10 days prior to the Expiry Time, it will extend the Offer for at least such period of time as is necessary to ensure that the Offer remains open for 10 days from the date of such waiver or modification.

Corriente Board Representation

Promptly following the time at which the Offeror takes up such number of Shares which, together with the Shares held by or on behalf of the Offeror and the Offeror Affiliates, represents at least a majority of the then outstanding Shares and from time to time thereafter, the Offeror will be entitled to designate (a) such number of members of the Board of Directors and the committees thereof (in each case, rounded up to the next whole number of members), as is proportionate to the percentage of the outstanding Shares beneficially owned from time to time by the Offeror and the Offeror Affiliates (the “Offeror Percentage”), or (b) following the purchase by the Offeror of such number of Shares which, together with the Shares held by or on behalf of the Offeror and the Offeror Affiliates, represents at least 66 2/3% of the outstanding Shares, all of the members of the Board of Directors and the committees thereof and, in each case, Corriente will not frustrate the attempts by the Offeror to do so.

Corriente has agreed to co-operate with the Offeror, subject to applicable Laws, to enable the designees of the Offeror to be elected or appointed to the Board of Directors and to constitute the Offeror Percentage or all of the Board of Directors, as applicable, including at the request of the Offeror by using its reasonable efforts to increase the size of the Board of Directors and/or secure the resignations of such directors as the Offeror may request for the designees of the Offeror to be elected or appointed to the Board of Directors.

Non-Solicitation Covenant

Corriente has agreed that, except as otherwise provided by the Support Agreement, it will not, and will cause each Corriente Subsidiary not to, directly or indirectly through any Representative:

(a)	make, solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facility or property of Corriente or any Corriente Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiry, proposal or offer regarding, or that could reasonably be expected to lead to, any Acquisition Proposal (other than the Offer);

(b)	engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Offeror, the Offeror Affiliates and their Representatives) to make or complete any Acquisition Proposal;

(c)	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the Board of Directors’ approval of the entering into of the Support Agreement and its recommendation that Shareholders accept the Offer;

(d)	approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that, if Corriente takes no public position with respect to an Acquisition Proposal within five Business Days following the public announcement of such Acquisition Proposal, Corriente will be deemed to have remained neutral with respect to such Acquisition Proposal); or

(e)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

Corriente has also agreed to immediately cease, and to instruct its Representatives to immediately cease, and cause to be terminated any existing solicitation, discussion or negotiation with any person (other than the Offeror, the Offeror Affiliates or their Representatives) by Corriente or any of its Representatives with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by Corriente or its Representatives. Corriente agreed to immediately cease to provide any person (other than the Offeror, the Offeror Affiliates or their Representatives) with access to information concerning Corriente, or any Corriente Subsidiary, Mineral Rights or Property, with respect to any Acquisition Proposal or potential Acquisition Proposal, and request the return or destruction of all non-public information provided to any person (other than the Offeror, the Offeror Affiliates or their Representatives) who entered into a confidentiality agreement with Corriente in connection with any Acquisition Proposal or potential Acquisition Proposal.

Corriente has agreed to promptly notify the Offeror of any proposal, inquiry, offer or request (a) constituting, relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, (b) for discussions or negotiations relating to, or which could reasonably be expected to lead to, an Acquisition Proposal, or (c) for non-public information relating to Corriente, any Corriente Subsidiary, Mineral Rights or Property, for access to properties, books and records of Corriente or any Corriente Subsidiary or for a list of Shareholders, in each case, of which Corriente or its Representatives is or becomes aware.

Responding to Acquisition Proposals

In the event Corriente receives a request for non-public information relating to Corriente, any Corriente Subsidiary, Mineral Rights or Property from a person who, on an unsolicited basis, has delivered to Corriente a bona fide written Acquisition Proposal and the Board of Directors determines, in good faith (after receiving financial and legal advice) that such Acquisition Proposal constitutes, or would be reasonably likely, if consummated in accordance with its terms, to constitute a Superior Proposal and the failure to provide such person with access to information regarding Corriente for a period of no more than seven calendar days (the “Diligence Period”) and/or engage in discussions or negotiations with, or respond to enquiries from such person in response to such Acquisition Proposal would be inconsistent with its fiduciary duties, then, and only in such case, Corriente may provide such access and engage in such action provided that (a) Corriente shall have received from such person an executed confidentiality agreement (the “Third Party Confidentiality Agreement”) substantially in the form and on the terms of the Confidentiality Agreement; (b) the Offeror shall have received an executed copy of such Third Party Confidentiality Agreement and a list of, and access to (to the extent not previously provided to the Offeror) the information to be provided to such person; and (c) at the end of the third Business Day following the expiry of the Diligence Period, unless such person has made a Superior Proposal, Corriente shall immediately cease any existing discussion or negotiation with such person with respect to such Acquisition Proposal and immediately cease providing such person with access to information concerning Corriente.

The Third Party Confidentiality Agreement may not include an exclusive right for the person executing such agreement to negotiate with Corriente and may not prohibit Corriente from providing to the Offeror, the Offeror Affiliates and their Representatives the information required by the Support Agreement. In addition, the Third Party Confidentiality Agreement must include a standstill covenant that (a) has a duration of at least 12 months, and (b) shall only be lifted for the purpose of allowing the person executing such agreement to confidentially proposed to the Board of Directors an Acquisition Proposal meeting the relevant criteria set out in the Support Agreement.

Ability of Corriente to Accept a Superior Proposal and the Offeror’s Right to Match

Notwithstanding the covenants described in the section entitled “Support Agreement — Non-Solicitation Covenant”, Corriente may enter into any agreement (other than a Third Party Confidentiality Agreement) relating to an Acquisition Proposal, and/or withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, approval of the Board of Directors of the entering into of the Support Agreement and its recommendation that Shareholders accept the Offer and recommend or approve an Acquisition Proposal, provided in each case that:

(a)	the Acquisition Proposal constitutes a Superior Proposal;

(b)	Corriente has complied with each of its covenants relating to Acquisition Proposals;

(c)	Corriente has provided to the Offeror written notice (the “Superior Proposal Notice”) containing, among other things, the determination of the Board of Directors that the Acquisition Proposal is a Superior Proposal and of the intention of the Board of Directors to approve or recommend such Superior Proposal and/or of Corriente to enter into an agreement with respect to such Superior Proposal;

(d)	the period beginning on the calendar day in Beijing, China following the date the Superior Proposal Notice was deemed to have been received by the Offeror and ending at 11:59 p.m. (Beijing time) on the calendar day that is five Business Days later (the “Right to Match Period”) has elapsed;

(e)	if the Offeror has proposed to amend the terms of the Offer during the Right to Match Period in accordance with the terms of the Support Agreement, the Board of Directors will have determined, in good faith, after receiving financial and legal advice, that the Acquisition Proposal continues to be a Superior Proposal compared to the proposed amendment to the Support Agreement and the Offer by the Offeror;

(f)	Corriente concurrently terminates the Support Agreement pursuant to its terms; and

(g)	Corriente has previously, or concurrently will have, paid to the Offeror the Termination Payment.

The Support Agreement defines a “Superior Proposal” as an unsolicited bona fide Acquisition Proposal:

(a)	that is made in writing to the Board of Directors after December 28, 2009;

(b)	that did not result from a breach of the covenant relating to non-solicitation of Acquisition Proposals by Corriente or its Representatives;

(c)	that is made for all of the Shares not owned by the person making such Acquisition Proposal and pursuant to which all Shareholders are offered the same consideration in form and amount per Share to be purchased or otherwise acquired;

(d)	that the Board of Directors has determined in good faith (after receiving financial and legal advice) (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable from a financial point of view to Shareholders than the Offer (including any amendment to the terms and conditions of the Offer proposed by the Offeror in accordance with the Support Agreement), taking into account the form and amount of consideration under, the likelihood and timing of completion of, and the other terms and conditions of, such Acquisition Proposal and (iii) that failure to recommend to Shareholders that they accept such Acquisition Proposal would be inconsistent with its fiduciary duties;

(e)	that is not subject to any due diligence and/or access condition which would allow access to the books, records, personnel or properties of Corriente or any Corriente Subsidiary or their respective Representatives beyond 5:00 p.m. (Vancouver time) on the last day of the Diligence Period; and

(f)	for which any financing required to complete such Acquisition Proposal is then committed, and the person making such Acquisition Proposal has delivered to the Board of Directors evidence of such commitment, to effect payment in full for the purchase of all of the outstanding Shares on a fully-diluted basis.

Corriente acknowledged and agreed that during the Right to Match Period or such longer period as Corriente may approve for such purpose, the Offeror will have the opportunity, but not the obligation, to propose to amend the terms of the Offer and the Support Agreement and Corriente will co-operate with the Offeror with respect thereto, including negotiating in good faith with the Offeror to enable the Offeror to make such adjustments to the terms and conditions of the Offer as the Offeror deems appropriate and as would enable the Offeror to proceed with the Offer and any other Contemplated Transaction on such adjusted terms and conditions and as would result in the Acquisition Proposal ceasing to be a Superior Proposal. The Board of Directors will review any proposal by the Offeror to amend the terms and conditions of the Offer and the Support Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether such proposal to amend the Offer and the Support Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the proposed amendment to the terms and conditions of the Offer and the Support Agreement. If the Board of Directors determines that the Acquisition Proposal would cease to be a Superior Proposal, Corriente and the Offeror will enter into an amendment to the Support Agreement reflecting the proposal by the Offeror to amend the terms and conditions of the Offer and the Support Agreement.

Subsequent Acquisition Transaction

If, within four months after the making of the Offer, the Offer has been accepted by persons, who, in the aggregate, hold at least 90% of the outstanding Shares as at the Expiry Time, excluding Shares held on the date of the Offer by an affiliate (as such term is defined in the BCBCA), the Offeror will, to the extent possible, effect a Compulsory Acquisition.

If the Offeror takes up and pays for under the Offer such number of Shares that, together with the Shares held by the Offeror and any Offeror Affiliate, is equal to at least 66 2/3% of the outstanding Shares as at the Expiry Time, and a Compulsory Acquisition is not available, the Offeror will use its commercially reasonable efforts to acquire the balance of the Shares as soon as practicable, and in any event within 120 days of the Expiry Time by way of a Subsequent Acquisition Transaction.

Corriente has agreed that, in the event the Offeror takes up and pays for under the Offer, or otherwise acquires, such number of Shares that, together with the Shares held by the Offeror and any Offeror Affiliate, is equal to at least a simple majority of the outstanding Shares, it will assist the Offeror in connection with any proposed Compulsory Acquisition or Subsequent Acquisition Transaction that the Offeror may, in its sole discretion, undertake to pursue to acquire the balance of the Shares, provided that the consideration per Share offered in connection with such transaction is at least equivalent to the Offer Price.

Pre-Acquisition Reorganization

Corriente has agreed that, upon request by the Offeror, Corriente will (a) effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each, a “Pre-Acquisition Reorganization”), and (b) co-operate with the Offeror and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that any Pre-Acquisition Reorganization (i) is not prejudicial to Corriente in any material respect, (ii) does not result in any material breach by Corriente of its constating documents, any existing contract or commitment of Corriente or any Law, or (iii) would not reasonably be expected to prevent or materially delay the Offeror’s ability to take up and pay for the Shares tendered to the Offer. The Offeror will provide written notice to Corriente of any proposed Pre-Acquisition Reorganization at least ten Business Days prior to the Expiry Time. Upon receipt of such notice, the Offeror and Corriente will work co-operatively and use commercially reasonable efforts to prepare prior to the Expiry Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Offeror has agreed to waive any breach of a representation, warranty or covenant by Corriente where such breach is a result of an action taken by Corriente in good faith pursuant to a request by the Offeror in accordance with the Support Agreement. The completion of any such Pre-Acquisition Reorganization will be subject to the satisfaction or waiver by the Offeror of the conditions to the Offer and will be effected immediately prior to any take-up by the Offeror of Shares tendered to the Offer. If the Offeror does not take up and pay for the Shares tendered to the Offer, the Offeror will reimburse Corriente for all direct fees and expenses of Corriente incurred in connection with the proposed Pre-Acquisition Reorganization, if any, and any adverse tax consequences suffered by Corriente as a result of implementing the Pre-Acquisition Reorganization.

Transaction Structuring

Corriente has agreed to use reasonable commercial efforts to co-operate with the Offeror in structuring any acquisition of Shares contemplated under the Support Agreement in a tax-efficient manner provided that no such co-operation will be required where such structuring will have a Material Adverse Effect in respect of Corriente, or adversely affect the likelihood that Shareholders would deposit their Shares under the Offer.

If (a) the Offeror concludes that it is necessary or desirable to proceed with an Alternative Transaction, and (b) Corriente concludes, acting reasonably, that no action required to be taken in connection with such Alternative Transaction (and not required to be taken in connection with the Offer) prior to the consummation thereof would constitute a Material Adverse Effect in respect of Corriente, Corriente has agreed to support the completion of such Alternative Transaction in the same manner as the Offer and will otherwise fulfill its covenants contained in the Support Agreement in respect of such Alternative Transaction.

Termination of the Support Agreement

The Support Agreement may be terminated at any time prior to the time at which persons designated by the Offeror represent a majority of the Board of Directors:

(a)	by mutual written consent of the Offeror and Corriente;

(b)	by Corriente if:

(i)	the Offeror is in material default of any covenant or obligation under the Support Agreement (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and such default is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;

(ii)	any representation or warranty made by the Offeror, Tongling or CRCC in the Support Agreement will have been at the date of the Support Agreement, or will have become at any time prior to the Expiry

Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality qualification already contained in such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would be reasonably likely to prevent or materially delay consummation of the Contemplated Transactions, and such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date; or

(iii)	Corriente proposes to accept, approve or recommend, or enter into any agreement (other than a Third Party Confidentiality Agreement) relating to a Superior Proposal in compliance with the relevant provisions of the Support Agreement, provided that Corriente has previously paid or concurrently pays to the Offeror (or its designee) the Termination Payment in consideration for the disposition of the rights of the Offeror under the Support Agreement, and further provided that Corriente has not breached any of its covenants, agreements or obligations contained in the Support Agreement (a “Corriente Termination Event”),

(each of (i) and (ii), a “Corriente Reimbursement Payment Event”);

(c)	by the Offeror if:

(i)	the Minimum Tender Condition or any other condition of the Offer is not satisfied at the Expiry Time (other than as a result of a default by the Offeror) and the Offeror does not elect to waive such condition;

(ii)	Corriente is in default of any of its covenants relating to Acquisition Proposals;

(iii)	Corriente is in material default of any of its any covenant or obligation under the Support Agreement other than a covenant or obligation relating to Acquisition Proposals (without giving effect to, applying or taking into consideration any materiality qualification already contained in such covenant or obligation), and such default is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;

(iv)	any representation or warranty made by Corriente in the Support Agreement will have been at the date of the Support Agreement, or will have become at any time prior to the Expiry Time, untrue or incorrect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) where such inaccuracies in the representations and warranties, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect in respect of Corriente or would be reasonably likely to prevent, materially delay or materially and adversely affect the consummation of any Contemplated Transaction, and such inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Business Day prior to the Expiry Date;

(v)	provided that at least five Business Days have elapsed since the date of an Acquisition Proposal, the Board of Directors fails to publicly recommend or reaffirm its approval of the Offer within two calendar days of any written request by the Offeror (or, if the Offer is scheduled to expire within such two calendar day period, prior to the scheduled expiry of the Offer);

(vi)	the Board of Directors withdraws, modifies, changes or qualifies, in any manner adverse to the Offeror or the Offeror Affiliates, its unanimous approval of the entering into of the Support Agreement and the making of a recommendation that Shareholders accept the Offer;

(vii)	the Board of Directors recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal other than the Offer;

(viii)	the Board of Directors or any committee thereof remains neutral beyond five Business Day following the public announcement of an Acquisition Proposal; or

(ix)	any litigation or other proceeding is pending or has been threatened to be instituted by any person or Governmental Entity, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling that restrains, enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any Contemplated Transaction

(each of (ii),(v),(vi),(vii) and (viii), an “Offeror Termination Payment Event” and each of (iii) and (iv), an “Offeror Reimbursement Payment Event”); and

(d)	by Corriente or the Offeror if:

(i)	the Offeror does not take up and pay for the Shares deposited under the Offer by a date that is 120 days following the date of the mailing of the Offeror’s Circular otherwise than as a result of the breach by the party seeking to terminate the Support Agreement of any covenant or obligation under the Support Agreement or as a result of any representation or warranty made by such party in the Support Agreement being untrue or incorrect in any material respect (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty; or

(ii)	any Governmental Entity will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the Contemplated Transactions and such order, decree or ruling has become final and non-appealable, provided that the party seeking to terminate the Support Agreement will have used all commercially reasonable efforts to remove or reverse such order, decree or ruling.

Termination Payment

Upon the occurrence of any of the following events, the Offeror will be entitled to the Termination Payment of $20,000,000, payable by Corriente within the time specified:

(a)	if the Support Agreement is terminated by the Offeror pursuant to an Offeror Termination Payment Event, in which case the Termination Payment is required to be paid to the Offeror on the first Business Day following such termination by the Offeror;

(b)	if the Support Agreement is terminated by Corriente pursuant to a Corriente Termination Event, in which case the Termination Payment will be paid to the Offeror prior to or concurrently with such termination; or

(c)	if prior to the Expiry Time (i) an Acquisition Proposal is publicly announced or otherwise made or any person has publicly announced an intention to make an Acquisition Proposal, (ii) the Offer is not completed as a result of the Minimum Tender Condition not having been met, and (iii) on or before the date that is six months after the date on which the Support Agreement is terminated, (x) the Board of Directors accepts, approves or recommends an Acquisition Proposal, (y) Corriente enters into a definitive agreement with respect to an Acquisition Proposal, or (z) any person acquires, directly or indirectly, more than 50% of the outstanding Shares or more than 50% of the consolidated assets of Corriente, in which case the Termination Payment will be paid to the Offeror on the earlier of the date that an Acquisition Proposal is accepted, approved or recommended by the Board of Directors or concurrently with the entering into of such a definitive agreement or such acquisition of Shares or assets.

Corriente is not obligated to make more than one Termination Payment.

Reimbursement Payments

If the Support Agreement is terminated by the Offeror pursuant to an Offeror Reimbursement Payment Event (other than in respect of a breach of a covenant or obligation by Corriente in respect of which a Termination Payment is payable to the Offeror), Corriente will pay, or cause to be paid to the Offeror, all fees and expenses of the Offeror, up to a maximum of $2,000,000, which were incurred in connection with the transactions which are the subject of the Support Agreement.

If the Support Agreement is terminated by Corriente pursuant to a Corriente Reimbursement Payment Event, the Offeror will pay, or cause to be paid to Corriente, all fees and expenses of Corriente, up to a maximum of $2,000,000, which were incurred in connection with the transactions which are the subject of the Support Agreement.

If the Offeror withdraws the Offer as a result of a failure to obtain the PRC Approvals, the Offeror will pay or cause to be paid to Corriente the sum of $10,000,000.

Representations and Warranties

The Support Agreement contains a number of customary representations and warranties of the Offeror and Corriente relating to, among other things, corporate status and the corporate authorization and enforceability of, and board approval of, the Support Agreement and the Offer. The representations and warranties of Corriente also address various matters relating to the business, operations and properties of Corriente and its subsidiaries, including: capitalization; fair presentation of financial statements; absence of any Material Adverse Effect and certain other changes or events since January 1, 2007 and except as disclosed publicly; absence of litigation or other actions which if determined adversely would reasonably be expected to have a Material Adverse Effect; employee severance payments upon a change of control; real property and mining concessions; mineral interests and rights; insurance; and environmental matters. In addition, the Offeror has represented that it has sufficient funds or has made adequate arrangements to ensure that sufficient funds are available to effect payment in full for all of the Shares subject to the Offer.

Conduct of Business

Corriente has agreed that, prior to the earlier of the time at which persons designated by the Offeror represent a majority of the Board of Directors and the termination of the Support Agreement, unless the Offeror otherwise agrees in writing, Corriente will, and will cause each of the Corriente Subsidiaries to, among other things, conduct its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact its and their respective Property, Mineral Rights, authorizations or contractual or other legal rights in good standing, keep available the services of its officers and employees as a group and maintain satisfactory relationships with suppliers, service providers, employees and others having business relationships with them, and use commercially reasonable efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Corriente has agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement.

Other Covenants

Each of Corriente and the Offeror has agreed to a number of mutual covenants, including to (a) co-operate in good faith and use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (i) to consummate and make effective as promptly as is practicable the Contemplated Transactions, and (ii) for the discharge by each party hereto of its respective obligations under the Support Agreement and the Offer, including its obligations under applicable Laws, including in each case the execution and delivery of such documents as the other party hereto may reasonably require; and (b) make all required filings in Canada and the United States under applicable Laws with respect to the Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under applicable Laws in the manner and within the time periods required by applicable Laws.

Each of Corriente and the Offeror has agreed to give prompt notice to the other of (a) the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in the Support Agreement to be untrue or inaccurate at any time from the date hereof to the time at which persons designated by the Offeror represent a majority of the Board of Directors, and (b) any failure of such party or its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

In addition, subject to applicable Laws and upon reasonable notice, Corriente has agreed to provide the Offeror and the Offeror’s Representatives with reasonable access (without disruption to the conduct of Corriente’s business) during normal business hours to all books, records, information, corporate charts, tax documents, filings, memoranda, working papers and files and all other materials in its possession and control, including material contracts, and access to the personnel of and counsel to Corriente and the Corriente Subsidiaries on an as reasonably requested basis as well as reasonable access to the properties of Corriente and the Corriente Subsidiaries in order to allow the Offeror to conduct such investigations as the Offeror may consider necessary or advisable to confirm the accuracy of Corriente’s representations and warranties contained in the Support Agreement, for strategic planning and integration, for the structuring of any Pre-Acquisition Reorganization and for any other reason relating to the Contemplated Transactions, and has further agreed to assist the Offeror in all reasonable ways in any such due diligence investigations which the Offeror may wish to conduct.

Corriente’s Officers and Directors

From and for six years after the time at which persons designated by the Offeror represent a majority of the Board of Directors, the Offeror will, or will cause Corriente or any successor to Corriente (including a successor that results from the winding-up, dissolution or liquidation of Corriente), to maintain Corriente’s current directors’ and officers’ liability insurance policy or a reasonably equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of Corriente and the Corriente Subsidiaries than those contained in the policy in effect on the date of the Support Agreement, for all present and former directors and officers of Corriente and the Corriente Subsidiaries covering claims made prior to or within six years of the time at which persons designated by the Offeror represent a majority of the Board of Directors.

Corriente and the Offeror have agreed that all rights to indemnification existing in favour of the present and former directors and officers of Corriente pursuant to the constating documents of Corriente or the Corriente Subsidiaries, or in contracts or agreements between such indemnified parties and Corriente or the Corriente Subsidiaries as disclosed to the Offeror will survive and will continue in full force and effect, without modification, with respect to acts or omissions of the Indemnified Parties occurring prior to the time at which persons designated by the Offeror represent a majority of the Board of Directors, for a period of not less than the limitation period applicable under the statutes of limitation applicable to such matters, and the Offeror will cause Corriente or the applicable Corriente Subsidiaries, or their respective successors, to honour such rights of indemnification.

Outstanding Options

The Board of Directors has agreed to resolve to permit all persons holding Options, which by their terms are otherwise currently exercisable or not, to exercise such Options concurrent with the first scheduled Expiry Time of the Offer, including by causing the vesting thereof to be accelerated.

Corriente has agreed to use commercially reasonable efforts to facilitate and encourage the exercise of all outstanding Options prior to the first scheduled expiry time of the Offer and to arrange that any Options not so exercised will terminate and cease to have any further force or effect.

LOCK-UP AGREEMENTS

The following is a summary of certain provisions of the Lock-up Agreements. It does not purport to be complete and is qualified in its entirety by the full text of the form of Lock-Up Agreement filed by CT Holdco with the applicable securities regulatory authorities and available under Corriente’s name on EDGAR and under the Offeror’s name on SEDAR.

Simultaneously with the execution and delivery of the Support Agreement, CT Holdco entered into a Lock-Up Agreement on December 28, 2009 with each of the Locked-Up Shareholders. Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder has agreed, among other things, to (a) accept the Offer, (b) validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, subject to certain exceptions, all of the Shares currently owned or controlled by such Locked-Up Shareholder, and (c) exercise all of the Options currently owned by such Locked-Up Shareholder and accept the Offer and validly deposit or cause to be deposited under the Offer, and not withdraw or cause to be withdrawn, the Shares issued upon the exercise of such Options, except in limited circumstances, some of which are discussed below. The aggregate number of Shares covered as of December 28, 2009 by the Lock-Up Agreements, including Shares issuable upon exercise of Options held by the Locked-Up Shareholders, is 9,429,541, or approximately 12% of the issued and outstanding Shares on a fully-diluted basis.

Agreement to Make the Offer

CT Holdco has agreed to make the Offer, or cause the Offer to be made, in accordance with the terms and subject to the conditions set forth in the Support Agreement, and to, within the time periods required by applicable Laws, take up and pay for all Shares validly deposited under, and not validly withdrawn from, the Offer, all in accordance with the terms and subject to the conditions of the Support Agreement and the Offer.

Agreement to Tender

The Locked-Up Shareholders have agreed to accept the Offer and validly deposit and cause to be deposited and cause all acts and things to be done to deposit under the Offer all of the Shares currently owned or controlled by such Locked-Up

Shareholders, including all Shares issuable upon the exercise or conditional exercise of Options held by such Locked-Up Shareholders.

The Locked-Up Shareholders have also agreed not to withdraw their deposited Shares from the Offer during the term of the Lock-Up Agreement other than pursuant to the termination provisions of the Lock-Up Agreement described below, which include the right of Locked-Up Shareholders to terminate the Lock-Up Agreement in the event that the Support Agreement is terminated in accordance with its terms by Corriente.

Other Covenants

Each Locked-Up Shareholder has agreed, among other things, that it will (a) immediately cease and cause to be terminated any existing solicitation, discussion or negotiation, if any, with any person (other than CT Holdco, a CT Holdco Affiliate or their Representatives) with respect to any Acquisition Proposal or potential Acquisition Proposal, whether or not initiated by such Locked-Up Shareholder; (b) not, directly or indirectly, make, solicit, assist, initiate, encourage or otherwise facilitate any inquiry, proposal or offer regarding any Acquisition Proposal, engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than CT Holdco, a CT Holdco Affiliate and their Representatives) to make or complete any Acquisition Proposal or accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (c) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder, or any right or interest in such Shares; (d) not grant or agree to grant any proxy, power of attorney or other right to vote the Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder; and (e) not do indirectly that which it may not do directly by the terms of the Lock-Up Agreement or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the Offer.

In addition to the foregoing covenants, each Locked-Up Shareholder has agreed that it will (a) promptly notify CT Holdco of any proposal, inquiry, offer or request (or any amendment thereto) constituting, relating to or which could reasonably be expected to lead to an Acquisition Proposal, any request that it receives for discussions or negotiations relating to or which could reasonably be expected to lead to an Acquisition Proposal, any request that it receives for non-public information relating to Corriente, any Corriente Subsidiary or any Mineral Right or Property of Corriente or any request for access to properties, books and records of Corriente or any Corriente Subsidiary or for a list of the shareholders of Corriente; and (b) not requisition or join in any requisition of any meeting of securityholders without the prior written consent of CT Holdco, or vote or cause to be voted any of the Shares currently owned or controlled by such Locked-Up Shareholder or issuable upon exercise of Options by such Locked-Up Shareholder in respect of any proposed action by Corriente or its Shareholders or Affiliates or any other person or group in a manner which might reasonably be regarded as likely to prevent or delay the completion of the Offer or have a material adverse effect in respect of Corriente.

CT Holdco has confirmed in the Lock-Up Agreements that it will make the Offer, or will cause the Offer to be made, in accordance with the terms and subject to the conditions in the Support Agreement.

Termination of the Lock-Up Agreements

The Lock-Up Agreement may be terminated in respect of a Locked-Up Shareholder by written agreement of CT Holdco and such Locked-Up Shareholder.

The Lock-Up Agreement may also be terminated by CT Holdco in respect of a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) any Locked-Up Shareholder has not complied in any material respect with its covenants contained in the Lock-Up Agreement and such non-compliance is not curable or, if curable, is not cured by the earlier of the date that is five Business Days from the date of written notice of such breach and the Business Day prior to the expiry date of the Offer; (b) any representation or warranty of any Locked-Up Shareholder under the Lock-Up Agreement is untrue or incorrect in any material respect; (c) the Support Agreement has been terminated in accordance with its terms; or (d) any condition of the Offer is not satisfied or waived by CT Holdco at or prior to the expiry time of the Offer.

The Lock-Up Agreement may be terminated by a Locked-Up Shareholder, subject to certain conditions, upon written notice if: (a) CT Holdco has not made the Offer by 11:59 p.m. (Vancouver time) on February 1, 2010 (subject to extension in certain circumstances); (b) the Offer has expired or will have been withdrawn in accordance with its terms; (c) CT Holdco has not complied in any material respect with any covenant contained in the Lock-Up Agreement or if any representation or warranty of CT Holdco therein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy would reasonably be expected to prevent the completion of the Offer and is not curable or, if curable, is not cured by the earlier of the date that is five Business Days from the date of written notice of such breach and the Business Day prior to the expiry date of the Offer; (d) the Offer has been made and CT Holdco has not taken up and paid for all Shares deposited under the Offer when required to do so in accordance with applicable law; or (e) the Support Agreement is terminated in accordance with its terms. Any termination of a Lock-Up Agreement by a Locked-Up Shareholder will only be effective with respect to that Locked-Up Shareholder.

ADDITIONAL LOCK-UP AGREEMENTS

CT Holdco entered into an Additional Lock-Up Agreement effective January 29, 2010 with each of the Additional Locked-Up Shareholders on substantially the same terms as the Lock-Up Agreements. See section entitled “Lock-Up Agreements” above. The aggregate number of Shares subject to the Additional Lock-Up Agreements, including Shares issuable on the exercise of Options held by the Additional Locked-Up Shareholders, is 988,900, or approximately 1.25% of the issued and outstanding Shares on a fully-diluted basis.

OWNERSHIP OF SECURITIES OF CORRIENTE

Corriente’s authorized share capital consists of an unlimited number of Shares. As at January 28, 2010, there are 75,349,893 Shares and Options to acquire an aggregate of up to 3,572,500 Shares issued and outstanding. Except for the Options, there are no options, warrants, conversion privileges, shareholder rights plans or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Corriente or any Corriente Subsidiary to issue or sell any securities of Corriente or any Corriente Subsidiary.

To the knowledge of the directors and officers of Corriente, as at the date hereof, no person beneficially owns or exercises control or direction over Shares carrying 10% or more of the voting rights attached to all outstanding Shares.

The following table sets out the names and positions with Corriente of each of its directors and officers and the number, designation and percentage of the outstanding securities of Corriente beneficially owned or over which control or direction is exercised by each such person and, where known after reasonable enquiry, by their respective associates and any person or company acting jointly or in concert with Corriente.

	Number of	Percentage of	Number of	Percentage of
Name and Position	Shares(1)	Shares	Options	Options

Kenneth R. Shannon Director, President and Chief Executive Officer	1,605,062	2.13%	520,000	14.56%
Darryl F. Jones Chief Financial Officer and Corporate Secretary	33,700	0.04%	390,000	10.92%
Daniel A. Carriere Senior Vice-President	4,335,079	5.75%	520,000	14.56%
Anthony F. Holler Chairman and Director	1,299,200	1.72%	100,000	2.80%
Richard P. Clark Director	70,500	0.09%	100,000	2.80%
G. Ross McDonald Director	70,000	0.09%	100,000	2.80%
Dale C. Peniuk Director	1,000	0.00%	125,000	3.50%
David G. Unruh Director	10,000	0.01%	150,000	4.20%

Note:

(1)	Information as to Shares beneficially owned or over which control or direction is exercised has been furnished by each of the named directors and officers.

ACCEPTANCE OF THE OFFER

The Locked-Up Shareholders, being all the directors and officers of Corriente, have entered into Lock-Up Agreements with CT Holdco under which they have agreed, among other things, to deposit under the Offer all of their Shares (including Shares issuable on the exercise of Options) and not to withdraw them from the Offer during the term of the Lock-Up Agreement, which may be terminated in the event that the Support Agreement is terminated in accordance with its terms by Corriente. The Additional Locked-Up Shareholders, being members of management of Corriente’s Ecuador operations, have entered into the Additional Lock-Up Agreements with CT Holdco on the same terms. An aggregate of 10,418,441 Shares (including 2,940,000 Shares issuable on the exercise of Options), representing approximately 13.2% of Corriente’s issued and outstanding Shares on a fully-diluted basis, are subject to the Lock-Up Agreements and the Additional Lock-Up Agreements. See the sections entitled “Lock-Up Agreements” and “Additional Lock-Up Agreements” herein.

OWNERSHIP OF SECURITIES OF THE OFFEROR, CT HOLDCO, TONGLING OR CRCC

None of Corriente or any of its directors and officers or, to the knowledge of such directors and officers after reasonable enquiry, any of their respective associates or affiliates, any person or company holding more than 10% of the outstanding Shares or any person or company acting jointly or in concert with Corriente, beneficially owns or exercises control or direction over, any securities of the Offeror, CT Holdco, Tongling or CRCC.

TRADING BY DIRECTORS, OFFICERS AND OTHER INSIDERS OF CORRIENTE

None of Corriente or any of its directors and officers or, to the knowledge of such directors and officers after reasonable enquiry, any of their respective associates or affiliates, any person or company holding more than 10% of the outstanding Shares as of January 28, 2010 or any person or company acting jointly or in concert with Corriente, has traded in any securities of Corriente during the six months preceding January 28, 2010.

Except as disclosed below, no Shares or securities convertible into Shares have been issued by Corriente to any its directors or officers or other insiders during the two-year period preceding the date of this Directors’ Circular.

				Number of	Price Per
Name	Date of Issuance	Securities Issued		Securities	Security(1)

Daniel A. Carriere	January 08, 2008	Options		100,000	$5.41
	January 01, 2009	Options		100,000	$3.89
Richard P. Clark	April 21, 2008	Shares	(2)	25,000	$2.15
	June 01, 2008	Options		25,000	$4.60
	June 01, 2009	Options		25,000	$7.92
Anthony F. Holler	May 30, 2008	Shares	(2)	25,000	$2.15
	June 01, 2008	Options		25,000	$4.60
	June 01, 2009	Options		25,000	$7.92
Darryl F. Jones	January 08, 2008	Options		100,000	$5.41
	January 01, 2009	Options		100,000	$3.89
G. Ross. McDonald	May 28, 2008	Shares	(2)	25,000	$4.31
	June 01, 2008	Options		25,000	$4.60
	June 01, 2009	Options		25,000	$7.92
Dale C. Peniuk	June 01, 2008	Options		25,000	$4.60
	June 01, 2009	Options		25,000	$7.92
Kenneth R. Shannon	January 01, 2008	Options		100,000	$5.41
	January 01, 2009	Options		100,000	$3.89
David G. Unruh	June 01, 2008	Options		25,000	$4.60
	June 01, 2009	Options		25,000	$7.92

Notes:

(1)	With respect to Options, the price per security numbers reflect the exercise price of such Options.

(2)	Issued on the exercise of Options.

RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND OFFICERS OF CORRIENTE

Other than as provided in the Support Agreement and the Lock-up Agreements described herein, no agreement, commitment or understanding has been made or proposed to be made between the Offeror, CT Holdco, Tongling or CRCC and any member of the Board of Directors or officer of Corriente, including any agreement, commitment or understanding pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or their remaining in or retiring from office if the Offer is successful. See the sections entitled “Support Agreement” and “Lock-Up Agreements” herein.

No member of the Board of Directors or officer of Corriente is a director or officer of the Offeror, CT Holdco, Tongling or CRCC or any subsidiary of any of them.

Other than under the Lock-Up Agreements, no member of the Board of Directors or officer of Corriente, or any of their respective associates, has any interest in any material transaction to which any of the Offeror, CT Holdco, Tongling or CRCC is a party. See the section entitled “Lock-Up Agreements” herein.

ARRANGEMENTS BETWEEN CORRIENTE AND ITS DIRECTORS AND OFFICERS

Except as disclosed below or as otherwise disclosed in this Directors’ Circular, no agreement, commitment or understanding has been made or proposed to be made between Corriente and any director or officer of Corriente, including any agreement, commitment or understanding pursuant to which a payment or other benefit is to be made or given by way of compensation for loss of office or for remaining in or retiring from office if the Offer is successful.

Corriente has in place employment agreements with each of Kenneth R. Shannon, Darryl F. Jones, and Daniel A. Carriere (the “Employment Agreements”), each of which provides that if the employee’s employment is terminated at his instance for “Good Reason”, or by Corriente without cause, he is entitled to be paid an amount equivalent to 24 months’ salary and benefits. “Good Reason” is defined in the Employment Agreements as a material reduction in the employee’s base salary or benefits or a material diminution in his duties, authority or position, made without his consent. Assuming a triggering event occurs under each of the Employment Agreements, based upon their current salaries and benefits, these arrangements would result in payments to Messrs. Shannon, Jones and Carriere of $674,598, $451,750 and $569,824, respectively.

The terms of the Option Plan require the Board of Directors to permit all persons holding Options, whether or not they are otherwise currently exercisable, to exercise such Options in order that they may be tendered to a take-over bid, including the Offer. In addition, Corriente agreed in the Support Agreement to use its commercially reasonable efforts to facilitate and encourage the exercise of all outstanding Options prior to the first scheduled Expiry Time and to arrange that any Options not so exercised will terminate. As at the date hereof, Corriente’s directors and officers hold Options to acquire 2,005,000 Shares. The Board of Directors intends to accelerate the vesting of all outstanding unvested Options, including those held by directors and officers of Corriente, so that all such Options will become exercisable on the fifth business day prior to the Expiry Time, and to make arrangements such that all holders of Options may exercise their Options and tender all Shares issued on such exercise under the Offer, conditional upon the Offeror being bound to take up and pay for Shares under the Offer.

The acceleration of the vesting of otherwise unvested Options may constitute a “collateral benefit” received by a “related party” (in this case, directors and officers of Corriente) within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In addition, as noted above, certain directors and officers of Corriente have provisions in their existing Employment Agreements pursuant to which they may receive payments if they are removed from office or if they elect to terminate their employment for “Good Reason”. Although those payments are not triggered by a change in control of Corriente, they may also constitute “collateral benefits” within the meaning of MI 61-101.

Whether a related party receives a “collateral benefit” for purposes of MI 61-101 is relevant in the context of a Subsequent Acquisition Transaction in which a security holder vote is required. In that regard, subject to certain terms and conditions regarding the timing of a Subsequent Acquisition Transaction and certain other requirements as described in the Offeror’s Circular, the Offeror may treat Shares acquired pursuant to the Offer as “minority” shares and vote them, or consider them voted, in favour of a Subsequent Acquisition Transaction. Pursuant to MI 61-101, votes attached to Shares held by Shareholders who receive a “collateral benefit” (as defined in MI 61-101) may not be included by the Offeror as votes in favour of a Subsequent Acquisition Transaction in determining whether minority approval has been obtained.

MI 61-101 provides that certain benefits received by “related parties” will not be treated as “collateral benefits” if such benefits are received solely in connection with the related party’s services as an employee, director or consultant, provided that:

1.	the benefit is not conferred for the purpose of increasing the value of the consideration paid to the related party for his Shares;

2.	the conferring of the benefit is not conditional on the related party supporting the Offer;

3.	full particulars of the benefit are disclosed in the Directors’ Circular; and

4. (a)	at the time the transaction is agreed to, the related party and its “associated entities” (as defined in MI 61-101) beneficially own, or exercise control or direction over, less than 1% of Corriente’s outstanding Shares; or

(b) (i)	the related party discloses to an independent committee of the Board of Directors the value of the benefit to be received by him and the amount of consideration he expects to receive for his Shares under the Offer;

(ii)	the independent committee determines that the value of the benefit is less than 5% of the consideration to be received for the related party’s Shares under the Offer; and

(iii)	the independent committee’s determination is disclosed in the Directors’ Circular.

As indicated above, the Option Plan requires the acceleration of all currently unvested Options. The following table shows the amount of the benefit to be realized by each of Corriente’s directors and officers as a result of the acceleration of otherwise unvested options, based on the difference between the option exercise price and the price per Share payable under the Offer.

Value of benefit
attributed to
Director or officer	option acceleration

Daniel A. Carriere	$636,500
Richard P. Clark	$113,728
Anthony F. Holler	$113,728
Darryl F. Jones	$591,500
G. Ross McDonald	$113,728
Dale C. Peniuk	$141,464
Kenneth R. Shannon	$636,500
David G. Unruh	$130,132

With the exception of Anthony Holler, Kenneth Shannon and Daniel Carriere, each of Corriente’s directors and officers and his associated entities beneficially own, or exercise control or direction over, less than 1% of the Corriente’s outstanding shares. An independent committee of the Board of Directors (the “Independent Committee”) was struck for the purpose of determining, in accordance with item 4(b) above, whether each of Anthony Holler, Kenneth Shannon and Dan Carriere would receive a “collateral benefit” as defined in MI 61-101 and whether the votes attached to their Shares could be included by the Offeror as votes in favour of a Subsequent Acquisition Transaction in determining whether minority approval has been obtained. The Independent Committee reviewed the potential benefits to be received by each of Anthony Holler, Kenneth Shannon and Dan Carriere as described above with its legal advisors and has determined that each of Anthony Holler and Daniel Carriere may receive benefits from severance payments and/or acceleration of Options, net of any off-setting costs, with an aggregate value that is less than 5% of the aggregate consideration to be received by him for his Shares under the Offer and that Mr. Shannon may receive benefits from severance payments and/or acceleration of Options, net of any off-setting costs, with an aggregate value that is greater than 5% of the aggregate consideration to be received by him for his Shares under the Offer. Accordingly, it is expected that all of the Shares that may by acquired by the Offeror pursuant to the Offer, except for any Shares acquired from Kenneth Shannon, will be permitted to be included as votes in favour of any Subsequent Acquisition Transaction in determining whether minority approval has been obtained under MI 61-101.

MATERIAL CHANGES IN THE AFFAIRS OF CORRIENTE

Except as disclosed in this Directors’ Circular or as otherwise publicly disclosed, none of the directors and officers of Corriente are aware of any information that indicates any material change in the affairs or prospects of Corriente since the date of its last published financial statements, being its unaudited interim financial statements for the three and nine-month periods ended September 30, 2009.

OTHER TRANSACTIONS

Except as disclosed in this Directors’ Circular, Corriente is not aware of any negotiations underway in response to the Offer, which relate to or would result in: (a) an extraordinary transaction such as a merger or reorganization involving Corriente; (b) the purchase, sale or transfer of a material amount of assets by Corriente; (c) a competing take-over-bid; (d) an issuer bid by Corriente or offer by Corriente for securities of another issuer; or (e) any material change in the present capitalization or dividend policy of Corriente.

OTHER INFORMATION

Except as disclosed in this Directors’ Circular, there is no information that is known to the directors of Corriente that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL OF THE DIRECTORS’ CIRCULAR

This Directors’ Circular has been approved and its sending has been authorized by the Board of Directors.

CONSENT OF CIBC WORLD MARKETS INC.

To the Board of Directors of Corriente Resources Inc.

We hereby consent to the references to our firm name and to our opinions contained under the headings “Reasons for Recommendation”, “Background to the Offer” and “Fairness Opinion” and to the inclusion of the text of our opinion dated December 28, 2009 as Schedule “A” to the circular of the board of directors of Corriente Resources Inc. (“Corriente”) dated February 1, 2010. In providing our consent, we do not intend that any person other than the Directors of Corriente shall be entitled to rely upon our opinion.

Dated the 1st day of February, 2010.	(Signed) CIBC World Markets Inc.

C-1

CERTIFICATE

DATED: February 1, 2010

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

On behalf of the Board of Directors

(Signed) Anthony F. Holler Chairman of the Board of Directors	(Signed) Kenneth R. Shannon Director

C-2

SCHEDULE “A’’ CIBC WORLD MARKETS INC. FAIRNESS OPINION	CIBC World Markets Inc. Brookfield Place, 161 Bay Street, 7th floor Toronto, Ontario M5J 2S8 Tel: (416) 594-7000
CONFIDENTIAL
December 28, 2009
The Board of Directors
Corriente Resources Inc.
Suite 520, 800 West Pender St.
Vancouver, British Columbia V6C 2V6
To the Board of Directors:
CIBC World Markets Inc. (“CIBC”, “we” or “us”) understands that Corriente Resources Inc. (“Corriente” or the “Company”) is proposing to enter into an acquisition support agreement to be dated the date hereof (the “Acquisition Support Agreement”) with Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited and CRCC-Tongguan Investments Co., Ltd. (the “Offeror”) pursuant to which the Offeror will make an offer (the “Offer”) to acquire all of the outstanding common shares of Corriente (the “Corriente Shares”) by way of a take-over bid. We also understand that, pursuant to the Offer, each holder of Corriente Shares (the “Shareholders”) will be offered, in consideration for each Corriente Share, $8.60 in cash (the “Consideration”).
We further understand that the Offeror is proposing to enter into agreements (the “Lock-up Agreements”) with certain Shareholders (the “Locked-up Shareholders”) pursuant to which, such Locked-up Shareholders have agreed, in certain circumstances, to tender all of the Corriente Shares held by them to the Offer. We understand that the Locked-up Shareholders collectively own approximately 11.95% of the issued and outstanding Corriente Shares, on a fully-diluted basis.
We understand that the Offeror’s obligation to take up and pay for any Corriente Shares tendered in acceptance of the Offer will be subject to certain conditions as set out in the Acquisition Support Agreement, including that not less than two-thirds of the outstanding Corriente Shares shall have been tendered in acceptance of the Offer at or before its expiry time. We also understand that the terms and conditions of the Acquisition Support Agreement and the Offer will be described in the Offeror’s offer and take‑over bid circular (the “Take-over Bid Circular”).
Engagement of CIBC
By letter agreement dated December 9, 2009 (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”). Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration offered to Shareholders pursuant to the Offer.

CIBC will be paid a fee for delivery of this Opinion. Our fee is not contingent on the success of the Offer. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.
Credentials of CIBC
CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:
i)	a draft dated December 16, 2009 of the Acquisition Support Agreement;

ii)	the audited financial statements, annual reports and annual information forms of Corriente for the fiscal years ended December 31, 2006, 2007 and 2008;

iii)	Corriente’s comparative unaudited financial statements and management’s discussion and analysis, for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009;

iv)	the management information circular of Corriente dated April 21, 2009 relating to the annual meeting of shareholders held on May 28, 2009;

v)	a National Instrument 43-101 compliant study report (feasibility study) dated April 3, 2008, regarding the Mirador copper-gold project;

vi)	a National Instrument 43-101 compliant study report (Preliminary Assessment Report) dated October 30, 2007, regarding the Panantza & San Carlos copper project;

vii)	certain internal financial, operational, corporate and other information prepared or provided by the management of Corriente, including internal operating and financial projections;

viii)	a digital due diligence data site for Corriente;

ix)	trading statistics and selected financial information of Corriente and other selected public mining companies considered by us to be relevant;

x)	various reports published by equity research analysts and industry sources regarding Corriente, the mining industry and other public companies, to the extent deemed relevant by us;

xi)	a certificate addressed to us, dated as of the date hereof, from two senior officers of Corriente as to the completeness and accuracy of the information; and

xii)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
In addition, we have participated in certain discussions with members of the senior management of Corriente regarding its past and current business operations, financial condition and future prospects. We have also participated in certain discussions with Bull, Housser & Tupper LLP, external legal counsel to Corriente, concerning the Offer, the Acquisition Support Agreement and related matters.

Assumptions and Limitations
Our Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Corriente, the Offeror or any of its affiliates and our Opinion should not be construed as such, nor have we been requested to consider any potential alternatives to the Offer.
With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company or its affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of Corriente in connection with preparing this Opinion and, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s audited financial statements and the reports of the auditors thereon.
With respect to the historical financial data, operating and financial forecasts, budgets and management estimates provided to us concerning Corriente and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of management of the Company, having regard to the Company’s business, management plans, financial condition and prospects.
We have also assumed that all of the representations and warranties contained in the Acquisition Support Agreement are correct as of the date hereof and that the Offer will be completed substantially in accordance with its terms and all applicable laws and that the Take-over Bid Circular will disclose all material facts relating to the Offer and will satisfy all applicable legal requirements.
The Company has represented to us, in a certificate of two senior officers of the Company, dated as at the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Offer or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, metals prices, capital markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer.
The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Offer and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to any Shareholder to tender Corriente Shares to the Offer or as an opinion concerning the trading price or value of any securities of Corriente following the announcement of the Offer.
CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.
The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.
Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to Shareholders pursuant to the Offer is fair, from a financial point of view, to Shareholders.
Yours very truly,

Any questions or requests for assistance concerning the
information in this Directors’ Circular may be directed to:

CORRIENTE RESOURCES INC.

520-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Contact: Darryl F. Jones, Chief Financial Officer and Corporate Secretary

Telephone: (604) 687-0449
Facsimile: (604) 687-0827

The Offeror’s Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide St. E	9th Floor
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555

E-mail: corporateactions@computershare.com
Facsimile: 1-905-771-4082

The Offeror’s Information Agent for the Offer is:

INFORMATION AGENT

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-374-0472
Banks and Brokers Collect Number: 1-212-806-6859
E-mail: gsproxygroup@gscorp.com

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
(1)	Reports that, in accordance with Canadian requirements, must be made publicly available in connection with the tender offer, but need not be disseminated to shareholders.

Exhibits
1.1*	Press release, dated December 28, 2009.

1.2**	Acquisition Support Agreement between Tongling Nonferrous Metals Group Holdings Co., Ltd., China Railway Construction Corporation Limited, CRCC-Tongguan Investment Co., Ltd. And Corriente Resources Inc., dated December 28, 2009.

1.3**	Material Change Report, dated December 31, 2009.

1.4	Press release, dated February 1, 2010.
*	Incorporated by reference to Corriente Resources Inc.’s Form 6-K furnished to the Securities and Exchange Commission on December 28, 2009.

**	Incorporated by reference to Corriente Resources Inc.’s Form 6-K furnished to the Securities and Exchange Commission on December 31, 2009.

(2)	Not applicable.

(3)	Not applicable

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
1.  Undertaking
The Subject Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.
2.  Consent to Service of Process
(a)  At the time of filing this Schedule, the Subject Company has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b)  Any change to the name or address of the Subject Company’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Subject Company.

SIGNATURES
     By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORRIENTE RESOURCES INC.
By:	/s/ Darryl F. Jones
	Name:	Darryl F. Jones
	Title:	Chief Financial Officer

Date:  February 1, 2010